SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter we sent to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “PLDT Global partners with Hutchison in Italy”. PLDT Global Corporation is a wholly-owned subsidiary of PLDT.	6

Exhibit 1

September 26, 2008

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Global partners with Hutchison in Italy”. PLDT Global Corporation is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

September 26, 2008

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT Global partners with Hutchison in Italy”. PLDT Global Corporation is a wholly-owned subsidiary of PLDT.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  September 26, 2008

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “PLDT Global partners with Hutchison in Italy”. PLDT Global Corporation is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: September 26, 2008

Exhibit 1

PLDT Press Release

PLDT Global Partners with Hutchison in Italy

MANILA, Philippines, September 26, 2008 – PLDT Global Corporation and its subsidiary PLDT Italy S.r.l, announced today that they have signed agreements with Hutchison Global Communication and H3G S.p.A. for a mobile virtual network operator (MVNO) venture in Italy.

The partnership combines the best mobile services in the Philippines and in Italy, and should bring an exceptional mobile experience to the Filipino community in Italy. Anchored on the innovative mobile commerce platform of Smart Communications, Inc., the service offers electronic loading, and sharing of prepaid airtime credits. Coupled with popular services in Italy such as video calling and video streaming, the new mobile phone service will set new standards for relevant quality services that address the needs of Filipinos in Italy.

Branded “SMART Pinoy”, the new MVNO service will offer affordable rates for international calls and SMS from Italy to the Philippines. In the future, Smart Pinoy will also provide the most efficient remittance service via use of the mobile phone. The service also aims to help bridge the distance between the Filipinos in Italy and their families and friends in the Philippines by providing a reliable and cost-effective means of keeping in touch.

PLDT Global is the international sales and marketing arm of PLDT, the Philippines’ leading telecommunications group. Its Hong Kong MVNO called 1528 Smart, was launched in 2004. 1528 Smart is now the leading service provider among the Filipinos in Hong Kong, amid a field of seven operators in the Special Administrative Region. Its Singapore MVNO, also branded “Smart Pinoy”, is a strong second in a field of three mobile operators and two MVNO players in the city-state.

Hutchison Global Communications owns and operates an extensive fibre-to-the-building telecommunications network in Hong Kong. On the other hand, H3G S.p.A operates as a mobile media company that offers media services, information, and telephony services enabling live video calls, multimedia content, and entertainment in Italy. Both companies are members of the Hutchison Whampoa, Ltd. (HWL) group, a Fortune 500 company and one of

Exhibit 1

the largest companies listed on the Hong Kong Stock Exchange. HWL is an international corporation with a diverse array of holdings which includes telecommunications, property development and infrastructure, among others.

XXX

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups — wireless, fixed line, and information and communications technology — PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:

Ramon R. Isberto Horace A. Lavides

PLDT Spokesperson PLDT Senior Manager

Tel. No.: +63 2 5113101 Tel. No.: +63 2 8168684

Fax No.: +63 2 5113100 Email: halavides@pldt.com.ph

Al S. Panlilio

PLDT Global President

Tel. No.: +852 28424308

Fax No.: +852 28400118

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: September 26, 2008